FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated September 04, 2007, announcing that Gafisa joined the Ibovespa and IBrX50

Gafisa Joins Ibovespa and IBrX50

São Paulo, September 4, 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified national homebuilders, today announced that it has joined the Bovespa Index (Ibovespa), the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BOVESPA’s most actively traded securities.

Membership for the Ibovespa and IBrX-50 indexes is determined by an objective method based on trading volume and financial value. The Bovespa Index is the main indicator of the Brazilian stock market’s average performance. The stocks included in the index represent more than 80% of the number of trades and the financial value registered on the BOVESPA’s cash market (round lot) as well as approximately 70% of the sum of all BOVESPA’s listed companies’ capitalization. Gafisa’s weighting in the Ibovespa index will be 0,66%, occupying the 48th position in the portfolio. The Ibovespa index was rebalanced on September 3, 2007 and is rebalanced each four month period.

IBrX-50 is an index which measures the total return on a theoretical portfolio composed of 50 stocks selected among BOVESPA’s most actively traded securities in terms of liquidity, weighted according to the outstanding shares’ market value. The Company’s weight in the IBX-50 index will be of 0,38%, occupying the 46th position in the portfolio. The IBrX-50 index was rebalanced on September 3, 2007 and is rebalanced each four month period.

The Ibovespa and IbrX-50 indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies.

About Gafisa
Gafisa is one of Brazil’s leading homebuilding companies, focusing on residential markets. Over the last 50 years, we have completed and sold more than 900 developments and constructed nearly 37 million square meters, believed to be more than any other residential development company in Brazil. Gafisa is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

For additional information:
Investor Relations
Carlos Gros
Phone:	+55 11 3025-9305
Fax:	+55 11 3025-9217
E-mail:	ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Megan Hakes
Reputation Partners
Phone:	+011 312 222-9299
Fax:	+011 312 222-9299
E-mail:	megan@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Máquina da Notícia
Phone:	+55 11 3147-7900
Fax:	+55 11 3147-7900
E-mail:	Joana.santos@maquina.inf.br